[Letter head of Lord Bissell & Brook LLP]

February 4, 2005	David R. Decker 213.687.6778 Fax: 213.341.6778 ddecker@lordbissell.com

VIA EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	CardioVascular BioTherapeutics, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Registration No. 333-119199

Ladies and Gentlemen:

Enclosed for filing on behalf of CardioVascular BioTherapeutics, Inc. (“the Company”), is Amendment No. 4 to the Registrant’s Registration Statement on Form S-1. A copy of the manually signed amendment will be maintained on file at the Registrant for five years.

We are filing this Amendment prior to receiving comments on Amendment No. 3, or clearance to go effective, to reflect the following:

1. The Pacific Exchange has requested that the Company withdraw its application for listing and that withdrawal has occurred. A Form 211 will be submitted by a market maker to the NASD on Monday, February 7, 2005, to permit trading on the OTC Bulletin Board. Pending establishment of OTCBB trading, the Company expects trading to occur via the Pink Sheets. Changes have been made throughout the Prospectus to reflect how trading is expected to take place. See cover page and pages 17, 62 and 66 of the prospectus.

2. Because of the difficulty of obtaining timely responses from blue sky authorities, the Company has decided to reduce the size of the offering to 1,500,000 shares that it and its underwriter believe can be sold in the jurisdictions available. Changes have been made throughout the Prospectus to reflect the reduction in the number of shares to be sold. Notwithstanding the reduction, the Company believes that it will have sufficient funds to maintain its operations in the timetables described in the prospectus.

3. Lastly, we have updated the pre-IPO outstanding share count and interest accrual through January 2005 dates.

This Amendment and Amendment No. 3 (previously filed) are fully responsive to the Staff’s comments. We look forward to your prompt review of the Amendment. If it would expedite your process, we would be happy to take comments by telephone. In separate correspondence, the Company and First Dunbar Securities Corporation will request acceleration of the effectiveness of the Registration Statement to 9:01 a.m., Eastern Time, February 9, 2005. In that regard, we will appreciate the Staff’s efforts to accommodate our acceleration request.

[Letterhead of Lord Bissell & Brook LLP]

Securities and Exchange Commission

February 4, 2005

Please feel free to contact the undersigned at 213-687-6778 (ddecker@lordbissell.com) with questions or suggestions.

Sincerely,

David R. Decker

cc:	Daniel C. Montano, CardioVascular BioTherapeutics, Inc.
Mickael A. Flaa, CardioVascular BioTherapeutics, Inc.
Kristine Lefebvre, Lord Bissell &Brook, LLP
Kenneth Koch, Esq., Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
Jeffrey Schultz, Esq., Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.